Exhibit I

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER RESULTS
Highlights
•	Declared a cash dividend of $0.34 per share for the quarter ended June 30, 2010.

•
Reported second quarter adjusted net income of $7.6 million, or $0.18 per share (excluding an unrealized loss of $5.4 million, or $0.12 per share, relating to the change in fair value of an interest rate swap agreement and a net loss attributable to the Dropdown Predecessor of $0.1 million, or $nil per share).

•	Earned average TCE of $18,929 per day on the spot Aframax fleet and $30,942 per day on the spot Suezmax fleet during the quarter ended June 30, 2010.

•
As previously announced, since March 31, 2010 completed vessel acquisitions and investment in loans which on a combined basis are expected to increase Teekay Tankers’ illustrative per share annual dividend run-rate by over 30 percent.

Hamilton, Bermuda, August 11, 2010 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its second quarter results for 2010. During the quarter, the Company generated $16.7 million in Cash Available for Distribution(1), up from $13.8 million in the quarter ended March 31, 2010. Today, Teekay Tankers declared a dividend of $0.34 per share for the second quarter of 2010, representing a total cash dividend of $14.7 million(2), which will be paid on August 27, 2010 to all shareholders of record on August 20, 2010.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 11 consecutive quarters, which now totals $5.615 per share on a cumulative basis (including the $0.34 per share dividend to be paid on August 27, 2010).
Summary of Recent Accretive Transactions
In July 2010, Teekay Tankers loaned for three years a total of $115 million to another shipping company, with the loans secured by first-priority ship mortgages on two Very Large Crude Carrier (VLCC) newbuildings. The term loans earn an annual interest rate of 9.0 percent and include a repayment premium feature which provides Teekay Tankers with a total yield of approximately 10 percent per annum. Teekay Tankers financed the loans using a portion of its undrawn revolving credit facility, which bears interest at a rate of LIBOR plus 0.60 percent.
Subsequent to making these loans, the Company entered into interest rate swap agreements with a weighted-average maturity of 2.4 years and a weighted-average interest rate of approximately 1 percent (or approximately 1.6 percent including the margin on the underlying loans). Based on its current capitalization, Teekay Tankers expects these loans to increase its annual dividend by approximately $0.20 per share during the three-year loan term.
(1)
Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(2)	Please refer to Appendix A to this release for the calculation of the cash dividend amount.
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In addition, as previously announced, in April 2010 Teekay Tankers acquired two Suezmax tankers and one Aframax tanker for a total purchase price of $168.7 million, and sold one 15-year old Aframax tanker for $17.3 million. To finance the vessel acquisitions, Teekay Tankers used net proceeds of $103.2 million from a follow-on public offering of its Class A common stock, proceeds from a $32 million concurrent private placement to the Company’s sponsor, Teekay Corporation, and borrowings under the Company’s revolving credit facility for the balance.
As a result of the April and July 2010 transactions, and assuming an illustrative average Aframax spot rate of $15,000 per day and an illustrative average Suezmax spot rate of $25,000 per day, the Company estimates that it would be able to pay a dividend of approximately $1.20 per share for the four-quarter period ending June 30, 2011. This represents an increase of over 30 percent compared to the dividend using the same illustrative example prior to the April and July 2010 transactions. This estimate is based on the Company’s current capitalization, fleet size, time-charter contracts, anticipated expenses and certain assumptions, including that the board of directors establishes no additional reserves other than those established for scheduled drydockings and debt repayments.
Estimated Third Quarter 2010 Dividend
The table below presents the estimated cash dividend per share for the quarter ending September 30, 2010 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table:

Q3 2010 Dividend Estimate	Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share*	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE per day)
$10,000	0.24	0.26	0.28	0.31	0.35	0.39
$15,000	0.27	0.29	0.32	0.34	0.38	0.42
$20,000	0.30	0.32	0.35	0.37	0.41	0.45
$25,000	0.33	0.35	0.38	0.40	0.44	0.48
$30,000	0.36	0.38	0.41	0.43	0.48	0.51
$35,000	0.39	0.41	0.44	0.47	0.51	0.54

*
Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.9 million for scheduled principal payments related to one of the Company’s debt facilities and less $1.3 million reserve for estimated drydocking costs and other vessel capital expenditures. The quarterly reserve for drydocking and vessel capital expenditures is based on the expected average quarterly cost for the second half of 2010 and 2011.

Tanker Market
Average freight rates for crude oil tankers during the second quarter of 2010 were relatively unchanged from the previous quarter, in contrast to the seasonal decline which typically occurs at the end of the winter season. Second quarter tanker rate strength was primarily driven by the continued recovery in global oil demand, led by China, where crude oil imports reached a record high of 5.4 million barrels per day (mb/d) in June 2010. Large crude oil tanker rates were aided by the temporary removal from the active trading fleet of approximately 25 VLCCs to be used as floating storage off the coast of Iran while the Suezmax sector was supported by strong Asian demand for crude oil sourced from West Africa, a relatively ton-mile intensive trade route.
The world tanker fleet grew by 11.9 million deadweight tonnes (mdwt), or approximately 2.7 percent, in the first half of 2010. This compares to fleet growth of 20.3 mdwt, or 5.0 percent, in the same period of 2009. A higher level of fleet removals compared to recent years has dampened tanker fleet growth in 2010 to date. In total, 10.6 mdwt of tanker capacity was removed for scrapping or conversion in the first half of the year. The ongoing phase-out of the world’s remaining single-hull tankers should continue to dampen tanker fleet growth in the near- to medium-term.
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Tanker freight rates have declined during the third quarter to date due to seasonal factors such as increased oil field maintenance in the North Sea, and the unwinding of floating storage contracts which has the effect of increasing the actively trading tanker fleet.
In July 2010, the International Monetary Fund (IMF) raised its forecast for global GDP growth in 2010 from 4.2 percent to 4.6 percent, its fifth upward revision since its April 2009 forecast of 1.9 percent GDP growth. The International Energy Agency (IEA) is forecasting 2010 global oil demand of 86.5 mb/d which constitutes growth of 1.8 mb/d, or 2.1 percent, over 2009 levels, the fastest rate of oil demand growth since 2004. China is expected to account for approximately 40 percent of global oil demand growth this year.
Financial Summary
The Company reported adjusted net income(1) of $7.6 million, or $0.18 per share, for the quarter ended June 30, 2010, compared to adjusted net income of $6.4 million, or $0.20 per share, for the quarter ended March 31, 2010. The reduction in the adjusted net income per share is primarily the result of the scheduled drydocking of two vessels in the second quarter of 2010, partially offset by the accretive vessel transaction completed in April 2010. Adjusted net income for the three months ended June 30, 2010, excludes an unrealized loss relating to changes in the fair value of an interest rate swap of $5.4 million, or $0.12 per share and a net loss attributable to the Dropdown Predecessor of $0.1 million, or $nil per share. Adjusted net income for the three months ended March 31, 2010 excludes an unrealized loss of $1.3 million, or $0.04 per share, relating to changes in the fair value of an interest rate swap and $1.1 million, or $0.03 per share, related to net income attributable to the Dropdown Predecessor. These adjustments are detailed in note (4) to the Consolidated Statements of Income included in this release. Including these items, the Company reported net income, on a GAAP basis, of $2.1 million, or $0.05 per share, for the quarter ended June 30, 2010, compared to net income, on a GAAP basis, of $6.1 million, or $0.16 per share, for the quarter ended March 31, 2010. Net voyage revenues(2) for the second quarter of 2010 were $31.1 million compared to $33.8 million in the prior quarter.
(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Note (4) to the Consolidated Statements of Income included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure.

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Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before pool management fees, commissions and offhire bunker expenses:

	Three Months Ended
	June 30, 2010	March 31, 2010
Time-Charter Fleet
Aframax revenue days	485	449
Aframax TCE per revenue day (2)	$27,217	$28,501
Suezmax revenue days	259	179
Suezmax TCE per revenue day(1)	$27,193	$24,026

Spot Fleet
Aframax revenue days	218	351
Aframax TCE per revenue day	$18,929	$17,624
Suezmax revenue days	164	90
Suezmax TCE per revenue day(2)	$30,942	$32,032

Total Fleet
Aframax revenue days	703	800
Aframax TCE per revenue day	$24,647	$23,729
Suezmax revenue days	423	269
Suezmax TCE per revenue day	$28,648	$26,706

(1)
Excludes certain profit share amounts relating to the Ganges Spirit and the Yamuna Spirit, which are each employed on time-charter contracts at a base rate of $30,500 per day with a profit sharing agreement whereby Teekay Tankers is entitled to the first $3,000 per day of the vessel’s earnings above the base rate and 50 percent of the earnings above $33,500 per day. The profit share amount is determined on an annual basis in the second quarter of each year for the period from June 1 to May 31. The Company recognized $0.5 million in the second quarter relating to the profit share amount for these two vessels. In addition to the profit-share amounts relating to Ganges Spirit and the Yamuna Spirit, the Narmada Spirit time-charter contract also contains a profit-share component that resulted in a profit-share amount to the Company of $0.6 million recognized in the second quarter of 2010. Comparatively, the only profit-share amounts recognized during the first quarter of 2010, was $0.6 million relating to the Narmada Spirit. The TCE rate per day for the Suezmax time-charter fleet and for the total Suezmax fleet for the three months ended June 30, 2010, wasis $31,142 and $31,064, respectively, including the profit share amount recognized in the second quarter. The TCE rate per day for the Suezmax time-charter fleet and for the total Suezmax fleet for the three months ended March 31, 2010, wasis $27,120 and $28,764, respectively, including the profit share amount recognized in the first quarter of 2010.

(2)	The TCE rates exclude the results of the Yamuna Spirit, Kaveri Spirit and Helga Spirit prior to the acquisition of these vessels by the Company during the second quarter of 2010.
Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of August 1, 2010:

	Aframax	Suezmax	Number of
	Fleet	Fleet	Owned Vessels

Time-Charter Vessels	6	3	9
Spot Vessels	3	2	5

Total	9	5	14

Currently, the Company has fixed-rate coverage of approximately 69 percent and 65 percent for the third and fourth quarters of 2010, respectively, including the investment in the two first priority ship mortgages, which are equivalent to two vessels trading on fixed-rate bareboat charters.
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Liquidity
As of June 30, 2010, the Company had total liquidity of $225.4 million (which consisted of $8.7 million of cash and $216.7 million in an undrawn revolving credit facility), compared to $135.9 million as at March 31, 2010. As of August 1, 2010, subsequent to the drawdown on the Company’s revolver to fund the $115 million term loans the Company made in July 2010, the Company had total liquidity of approximately $119 million.
Conference Call
The Company plans to host a conference call on August 12, 2010 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2010. An accompanying investor presentation will be available on Teekay Tankers’ Web site at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 9218847.

•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).
Until Thursday, August 19, 2010, the conference call will be recorded and available until Thursday, August 19, 2010. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9218847.
About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and five double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME AND LOSS(1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	31,917	34,602	37,615	66,519	81,674

OPERATING EXPENSES
Voyage expenses	784	767	565	1,551	1,224
Vessel operating expenses	9,239	10,609	9,829	19,848	20,309
Depreciation and amortization	9,781	10,088	9,799	19,869	19,450
General and administrative	1,746	2,277	2,608	4,023	4,706
Gain on sale of vessel	(37)	—	—	(37)	—

	21,513	23,741	22,801	45,254	45,689

Income from vessel operations	10,404	10,861	14,814	21,265	35,985

OTHER ITEMS
Interest expense	(1,607)	(1,672)	(3,459)	(3,279)	(6,665)
Interest income	24	12	26	36	48
Realized and unrealized (loss) gain on interest rate swap (2)	(6,705)	(2,658)	5,899	(9,363)	6,843
Other income (expense) — net	5	(398)	(61)	(393)	(47)

	(8,283)	(4,716)	2,405	(12,999)	179

Net income	2,121	6,145	17,219	8,266	36,164

Earnings per share (3)
- Basic and diluted	$0.05	$0.16	$0.64	$0.19	$1.20
Weighted-average number of Class A common shares outstanding
- Basic and diluted	29,765,088	19,500,000	12,961,538	24,660,901	12,732,044
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	42,265,088	32,000,000	25,461,538	37,160,901	25,232,044

(1)
Results for three Suezmax tankers the Ashkini Spirit, the Yamuna Spirit and the Kaveri Spirit and for one Aframax tanker, the Helga Spirit, for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in note (4) below. The amounts included in this release related to the Dropdown Predecessor for the Yamuna Spirit, Kaveri Spirit and Helga Spirit are preliminary, and will be finalized for inclusion in the Company’s Form 6-K for the second quarter of 2010. Any revisions to the preliminary Dropdown Predecessor figures are expected to impact only the accounting for periods prior to the dates the Dropdown Predecessor described above was acquired by the Company, and therefore to have no effect on the adjusted net income or Cash Available for Distribution of the Company for any period presented in the table above, including the second quarter of 2010.

(2)
Includes realized losses of $1.3 million, $1.3 million and $1.1 million for the three months ended June 30, 2010, March 31, 2010 and June 30, 2009, respectively, and $2.7 million and $2.1 million for the six months ended June 30, 2010 and 2009, respectively.

(3)
Earnings per share is determined by dividing (a) net income of the Company after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

(4)
The following table provides a reconciliation of adjusted net income, a non-GAAP measure, to reported GAAP-based net income for the respective periods, adjusting for specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net income — GAAP basis	$2,120	$6,145	$17,219	8,264	$36,164
Less:
Net loss (income) attributable to the Dropdown Predecessor	119	(1,067)	(980)	(948)	(5,793)
Unrealized gain on interest rate swap	—	—	(6,572)	—	(8,956)
Add:
Unrealized loss on interest rate swap	5,375	1,333	—	6,708	—

Adjusted net income	$7,614	$6,411	$9,667	$14,024	$21,415
Adjusted earnings per share	$0.18	$0.20	$0.38	$0.37	$0.85

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2010	2010(1)	2009(1)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	8,653	12,152	10,432
Pool receivable from related parties	6,376	7,302	11,295
Asset held for sale	—	16,725	—
Other current assets	4,249	3,448	3,139
Due from affiliates	9,147	75,292	78,577
Vessels and equipment	679,803	684,176	709,141
Other non-current assets	3,422	5,021	5,317
Goodwill	10,908	10,908	10,908

Total assets	722,558	815,024	828,809

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	11,919	11,241	12,890
Current portion of long-term debt	3,600	5,400	5,400
Current portion of derivative instruments	3,723	3,965	3,865
Other current liabilities	3,371	3,991	4,674
Due to affiliates	1,459	2,167	—
Long-term debt	321,828	471,146	475,331
Other long-term liabilities	17,132	11,584	10,420
Stockholders’ equity	359,526	305,530	316,229

Total liabilities and stockholders’ equity	722,558	815,024	828,809

(1)
In accordance with GAAP, the balance sheets as at March 31, 2010 and December 31, 2009 include the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, which were acquired by the Company on April 14, 2010, and for the Helga Spirit, which was acquired by the Company on May 11, 2010, respectively, to reflect ownership of the vessels from the time they were acquired by Teekay Corporation on August 1, 2007 (Yamuna Spirit and Kaveri Spirit) and January 6, 2005 (Helga Spirit). The amounts included in this release related to the Dropdown Predecessor of the Yamuna Spirit, Kaveri Spirit and Helga Spirit are preliminary, and will be finalized for inclusion in the Company’s Form 6-K for the second quarter of 2010. Any revisions to the preliminary Dropdown Predecessor figures are expected to impact only the accounting for periods prior to the dates the Yamuna Spirit, Kaveri Spirit and Helga Spirit were acquired by the Company, and therefore to have no effect on the adjusted net income or Cash Available for Distribution of the Company for any post-acquisition period, including the second quarter of 2010.

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2010(1)	June 30, 2009(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	31,814	53,264

FINANCING ACTIVITIES
Proceeds of long-term debt	22,000	—
Repayments of long-term debt	(1,800)	(22,700)
Prepayments of long-term debt	—	(26,376)
Proceeds from long-term debt of Dropdown Predecessor	—	20,068
Prepayments of long-term debt of Dropdown Predecessor	(43,828)	(16,327)
Prepayments of push-down debt of Dropdown Predecessor	(131,675)	(57,000)
Proceeds from issuance of Class A common stock	(75,517)	(14,162)
Proceeds from issuance of Class A common stock	139,549	68,600
Share issuance costs	(4,629)	(3,045)
Debt issuance costs	—	(87)
Net advances from affiliates	71,682	25,058
Cash dividends paid	(24,375)	(32,750)

Net financing cash flow	(48,593)	(58,721)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	17,807	—
Expenditures for vessels and equipment	(2,807)	(3,666)

Net investing cash flow	15,000	(3,666)

Decrease in cash and cash equivalents	(1,779)	(9,123)
Cash and cash equivalents, beginning of the period	10,432	26,698

Cash and cash equivalents, end of the period	8,653	17,575

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, for the period from August 1, 2007 to April 14, 2010, and the Helga Spirit for the period from January 6, 2005 to May 11, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company. The amounts included in this release related to the Dropdown Predecessor for the Yamuna Spirit, Kaveri Spirit and Helga Spirit are preliminary, and will be finalized for inclusion in the Company’s Form 6-K for the second quarter of 2010. Any revisions to the preliminary Dropdown Predecessor figures are expected to impact only the accounting for periods prior to the dates the Dropdown Predecessor was acquired by the Company, and therefore to have no effect on the adjusted net income or Cash Available for Distribution of the Company for any post-acquisition period, including the second quarter of 2010.

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TEEKAY TANKERS LTD.
APPENDIX A — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
June 30, 2010
(unaudited)

Net income	2,121
Add:
Depreciation and amortization	9,781
Unrealized loss from interest rate swap	5,375
Amortization of debt issuance costs and other	8

Less:
Net income and net non-cash items relating to the Dropdown Predecessor	(574)

Cash Available for Distribution before Reserves	16,711
Less:
Reserve for scheduled drydockings and other capital expenditures	(1,200)
Reserve for debt principal repayment	(900)

Cash Available for Distribution after Reserves	14,611

Total common shares outstanding as at June 30, 2010	43,391,744

Cash dividend per share (rounded)	$0.34

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; estimated dividends per share for the four-quarter period ending June 30, 2011 and the quarter ending September 30, 2010 based on various spot tanker rates; the impact on Company dividends resulting from the vessel transactions made by the Company in April 2010 and term loans made by the Company in July 2010; the Company’s mix of spot market and time-charter trading in the third and fourth quarters of 2010; anticipated drydocking and vessel upgrade costs; the Company’s ability to generate surplus cash flow and pay dividends; and the impact of vessel drydock activities on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgages to continue to meet its payment obligations; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; the potential termination of interest rate swap agreements; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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